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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended August 31, 2000
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from to
Commission File Number: 018859
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sonic Corp. Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sonic Corp. 101 Park Avenue Oklahoma City, Oklahoma 73102

Sonic Corp. Savings and Profit Sharing Plan

Report of Independent Auditors

The Plan administrator
Sonic Corp. Savings and Profit Sharing Plan

    We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of August 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of August 31, 2000, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                  ERNST & YOUNG LLP

November 6, 2000

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	August 31,
	2000	1999
Assets
Investments	$7,575,975	$5,746,527
Receivables:
Contributions:
Participants	24,816	19,178
Employer	210,715	207,798
Accrued interest	2,413	1,917

Total receivables	237,944	228,893
Cash	34,089	23,908

Net assets available for benefits	$7,848,008	$5,999,328

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended August 31,
	2000	1999
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$730,305	$988,002
Interest and dividends	522,259	296,076

Net investment income	1,252,564	1,284,078
Contributions:
Participants	663,700	521,949
Employer (including discretionary profit sharing contributions of $200,000 in each 2000 and 1999)	471,322	397,114

Total additions	2,387,586	2,203,141
Deductions from net assets attributed to benefits paid to participants	538,906	426,242

Net increase	1,848,680	1,776,899
Net assets available for benefits:
Beginning of year	5,999,328	4,222,429

End of year	$7,848,008	$5,999,328

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

August 31, 2000 and 1999

1.  Description of Plan

    The following description of the Sonic Corp. (the "Company") Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

    The Plan is a defined contribution plan covering all full-time employees of the Company who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

    Each year, participants may contribute up to 11% of pretax annual compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds and the Company's common stock as investment options for participants. The Company voluntarily matched up to three percent of participants' compensation in 2000 and 1999. Additional profit sharing amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

Participant Accounts

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce plan expenses, then future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

    Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator.

Payment of Benefits

    On termination of service, death, disability, or retirement, a participant with an account balance in excess of $5,000 may elect to receive a lump-sum payment in an amount equal to the value of the participant's vested interest may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy.

Forfeited Accounts

    During the years ended August 31, 2000 and 1999, forfeited nonvested accounts amounted to $25,457 and $27,299, respectively.

Administration

    The Plan is administered by the Company. Administrative expenses incurred by the Plan are paid by the Company. During the years ended August 31, 2000 and 1999, administrative expenses paid by the Company amounted to $41,731 and $36,461, respectively.

2.  Summary of Accounting Policies

Basis of Accounting

    The accompanying financial statements are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its published market price. Participant notes receivable are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Related Party Transactions

    Certain Plan investments are shares of a mutual fund managed by BancOklahoma Trust Company, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

    The Plan's investments are held by BancOklahoma Trust Company. The following presents investments that represent 5% or more of the Plan's net assets:

	August 31,
	2000	1999
AIM Constellation Fund	$1,736,923	$934,565
AIM Value Fund	1,066,628	821,750
American AAdvantage Balanced Fund	823,090	844,990
Federated Max Cap Fund	1,494,042	904,014
Neuberger & Berman Guardian Trust Fund	899,574	1,084,446
Sonic Corp. common stock	588,425	459,283

    During the years ended August 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $730,305 and $988,002, respectively, as follows:

	2000	1999
Mutual funds	$684,217	$771,863
Sonic Corp. common stock	46,088	216,139

	$730,305	$988,002

4.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, all participants would become fully vested and the net assets of the Plan would be distributed by the plan administrator.

5.  Income Tax Status

    The Plan has received a determination letter from the Internal Revenue Service dated October 19, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H; Line 4i—Schedule of Assets Held for Investment
Purposes at End of Year

EIN: 73-1371046 Plan #: 001

August 31, 2000

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(e) Current Value
*	American Performance Cash Management Fund	317,879 shares		$317,879
*	American Performance Intermediate Bond Fund	16,157 shares		162,058
	AIM Constellation Fund	35,132 shares		1,736,923
	AIM Value Fund	21,210 shares		1,066,628
	AIM Balanced Fund	1,394 shares		48,244
	American Century International Growth Fund	5,333 shares		75,884
	American AAdvantage Balanced Fund	69,635 shares		823,090
	Federated Max Cap Fund	48,414 shares		1,494,042
	Neuberger & Berman Guardian Trust Fund	58,263 shares		899,574
	Vanguard Growth & Income Fund	2,627 shares		99,182

				6,723,504
*	Sonic Corp.	27,054 shares of common stock	**	588,425
*	Participant notes receivable	8.75% to 10.5%		264,046

				$7,575,975

 *Party-in-interest.

**Reflects three-for-two stock split effective November 30, 2000.

Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan
	By:	/s/ JILL M. HUDSON
Jill M. Hudson, Chair of the Sonic Corp. Savings and Profit Sharing Plan Advisory Committee
Date: February 26, 2001

QuickLinks

Report of Independent Auditors
Sonic Corp. Savings and Profit Sharing Plan Statements of Net Assets Available for Benefits
Sonic Corp. Savings and Profit Sharing Plan Statements of Changes in Net Assets Available for Benefits
Sonic Corp. Savings and Profit Sharing Plan Notes to Financial Statements August 31, 2000 and 1999
Supplemental Schedule
SIGNATURES